

July 16, 2010

Michael P. Walsh
Chief Financial Officer
Pro-Tech Industries, Inc.
8550 Younger Creek Drive
Sacramento, CA 95828

      Re: **Pro-Tech Industries, Inc.**
             Form 10-K for the fiscal year ended December 31, 2009
             Filed April 15, 2010
             Form 10-Q for the quarterly period ended March 31, 2010
             File No. 000-53013

Dear Mr. Walsh:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Note F – Backlog, page F-15

1. Tell us why you believe it is appropriate to include "backlog" information in the notes to the audited financial statements. It is unclear whether you can make a reasonably dependable determination of total revenue and a reasonably dependable estimate of total cost under signed contracts or letters of intent. Further ask your auditor how they satisfied themselves about the completeness and reliability of the information included in this footnote.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director